EXHIBIT 99.1

North American Construction Group Highlights Growing Opportunity Set Through Nuna Group of Companies

Expanded Nunavut fleet, initial Ontario awards and active northern infrastructure pipeline support NACG’s exposure to remote mining, critical minerals and defense markets

ACHESON, Alberta, July 21, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA / NYSE:NOA), a premier global provider of heavy civil construction and mining services, today provided an update on recent progress within the Nuna Group of Companies (“Nuna”), a mining, heavy civil construction, earthworks and remediation site contractor in which NACG owns 49% of the primary operating companies.

Recent activity at Nuna underscores the strategic value of NACG’s investment in a differentiated northern operating platform. Nuna has expanded its equipment fleet at an existing remote mine site in Nunavut, secured initial project awards at developing mine sites in Ontario, expanded footprint in the Yukon and advanced its positioning for larger northern infrastructure and remediation opportunities expected to progress through procurement over the coming quarters. Based on the macro tailwinds in the region, established commercial relationships in place and the strong operational competence of Nuna’s team, NACG is confident in Nuna’s increasing contributions to our long-term growth strategy in northern Canada.

Expanding Key Equipment Fleet in Nunavut, Canada
Nuna is adding a fleet of approximately twenty new pieces of heavy equipment and support vehicles to our existing fleet at a remote developing mine site in Nunavut, Canada. The new and incremental equipment, arriving by sealift 2026 Q3, will increase capacity at the mine, improve mechanical availability and provide opportunities for Indigenous employment in the region.

The additional equipment is expected to increase Nuna’s revenue at the site by approximately 20% and for NACG, the expansion adds visibility to Nuna’s growing earnings contribution while reinforcing the value of established equipment, personnel and operating infrastructure in remote mining environments.

Expanded Yukon Presence
Nuna was recently awarded a key site infrastructure project at a precious metal mine in the Yukon Territory. This is a new project area for Nuna and expands the Yukon footprint. The award leveraged Nuna’s northern infrastructure and construction expertise with work commencing during the third quarter of 2026.

Ontario Awards Establish Foothold in Priority Mining Region
Nuna has also been awarded three initial projects at developing mine sites in Ontario, representing a strategic return to a priority mining market. Work on the initial scopes has commenced, with early execution progressing on time, on budget and with zero deficiencies.

These awards create an operating foothold in a region where additional scopes are expected to be awarded over the next twelve months. NACG’s management believes strong execution on these initial projects will support Nuna’s pursuit of larger follow-on opportunities as regional mining and critical minerals activity advances.

Positioned for the Large-Scale Northern Infrastructure Opportunities
In addition to current operating activity, Nuna continues to pursue a growing pipeline of large-scale northern infrastructure and remediation opportunities. The Grays Bay Road and Port Project and the MacKenzie Valley Highway Project are advancing with broad stakeholder support and with Nuna’s active participation. Nuna is well known in the region as premier heavy equipment contractor.

In addition to these specifics, various all-season access roads and site development work associated with critical mineral regions in Northern Ontario are moving ahead and the award of various remediation programs across Canada’s northern operating sites are expected in the coming months. The construction scopes required to develop the Ring of Fire are advancing. Nuna is actively developing strategic partnerships with various stakeholders that will support unique initiatives that differentiate Nuna from other bidders and fully utilize Nuna’s remote construction expertise. These opportunities remain subject to formal procurement processes and award decisions but represent a meaningful long-term growth avenue for Nuna and a strategic source of upside exposure for NACG.

“Nuna is an increasingly visible contributor to NACG’s long-term growth strategy in Northern Canada,” said Barry Palmer, President and Chief Executive Officer of NACG. “Through our 49% ownership position, NACG benefits from a differentiated platform with deep northern operating experience, strong Indigenous partnership credentials and a proven ability to execute in some of Canada’s most challenging mining and infrastructure environments. These capabilities position NACG to capitalize on near-term nation-building opportunities tied to critical minerals and the infrastructure required to support their development.”

About the Nuna Group of Companies
Proudly majority Inuit -owned and operating since 1993, Nuna is Canada’s largest, majority Inuit-owned contract mining, heavy civil construction, earthworks and remediation site contractor that operates primarily in the northern regions of Canada with many of the work sites being very remote with limited accessibility. For more information, please refer to Nuna’s website at www.nunagroup.com.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan,” “potential”, “should”, “target”, “will”, “may” or the negative of those terms or other variations of them or comparable terminology. Forward-looking information in this includes, but is not limited to, statements with respect to: the expected proforma contractual backlog; sustaining capital on a combined company basis; free cash flow on a combined company basis; and expected growth in NACG’s exposure to rare earth and critical minerals and its recognition as a Tier 1 contractor in Australia; the anticipated financial performance for the full year 2026, including projections for combined revenue, adjusted EBITDA, adjusted earnings per share, sustaining capital spending, free cash flow, and growth capital spending. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Management Discussion and Analysis for the three months March 31, 2026 (“MD&A”). There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information including: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company serves; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to execute its financing plans; risks relating to legal proceedings to which the Company is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.